Edward B. Crosland, Jr. D: 202-203-1088 F: 202-203-1139 ecrosland@joneswalker.com

March 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4720

Attention: Ms. Jessica Livingston

Re:	MainStreet Bancshares, Inc.
Amendment No. 1 to Form 10-12B
File No. 001-38817

Dear Ms. Livingston:

On behalf of MainStreet Bancshares, Inc. (the “Company”), we are transmitting via EDGAR the attached Amendment No. 1 to the Company’s Form 10-12B (“Amendment No. 1”), which is marked to show changes from the initial filing, together with the following response to the staff’s comment letter dated March 14, 2019 with regard to the Form 10-12B. For ease of reference, we have reproduced each of the staff’s comments in italics, together with the Company’s response below.

We are also forwarding, via courier, a copy of this letter and a black-lined copy of Amendment No. 1 to facilitate your review.

Form 10-12B filed February 15, 2019

Business

Lending Activities, page 6

1.	Here or in your MD&A please address the specific risks of each loan type, noting which are at higher risk. Please also provide the percentage of total loans for each loan type.

The disclosure under “Lending Activities” on pages 7-9 of the Form 10-12B has been revised to address the risks associated with each loan type, to note the higher risk of commercial business and commercial real estate lending, and to state each loan type’s percentage of total loans outstanding.

1227 25th Street NW, Suite 200 W | Washington, D.C. 20037 | T: 202.434.4660 | F: 202.434.4661 | joneswalker.com

Risk Factors

A significant portion of our loan portfolio is unseasoned, page 18

2.

We note your disclosure that since December 31, 2016, your loan portfolio has increased by approximately 97.7%. Please revise your disclosure in Business to discuss your recent growth and describe the circumstances that resulted in the increase to your loan portfolio.

The disclosure under the heading “Our Business – Competitive Strengths – Growth Opportunities” on page 6 of the Form 10-12B has been revised to include the requested discussion of the Bank’s recent growth and the circumstances that resulted in the increase to its loan portfolio. In addition, the heading has been changed to “Recent and Anticipated Growth” and it has been made a direct subheading of “Our Business.”

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Should you have any questions on this filing, please all the undersigned at 202-203-1088 or Daniel H. Burd at 202-434-4673.

Very truly yours,

/s/ Edward B. Crosland, Jr.

Edward B. Crosland, Jr.

Enclosure

March 22, 2019